EXHIBIT 4.1 (c)

AGREEMENT AND AMENDMENT NO. 2 OF THE DISTRIBUTION AGREEMENT DATED FEBRUARY 25, 2004

Between :	- EDAP TMS S.A., a French société anonyme having its registered office at Parc d'activité La Poudrette Lamartine, 4-6, rue du Dauphiné , 69120 Vaulx-en-Velin, France (“EDAP TMS”)

- EDAP S.A., a French société anonyme having its registered office at 4-6, rue du Dauphiné , 69120 Vaulx-en-Velin, France (“EDAP”)

- Technomed Medical Systems S.A., a French société anonyme having its registered office at 4-6, rue du Dauphiné , 69120 Vaulx-en-Velin, France (“Technomed”)

(collectively, the “EDAP Parties”)
On the one hand,

And :
HT Prostate Therapy Management Company L.L.C., a limited liability company incorporated under the laws of Delaware (United States), having its registered office at 1841 West Oak Parkway, Suite A, Marietta, GA 30062, United States (“HT Prostate”)
On the other hand,

WHEREAS, the parties entered into a Distribution Agreement as of February 25, 2004, which contemplated, inter alia, the issuance of warrants by EDAP TMS in favor of HT Prostate;

WHEREAS, the parties entered into an amendment to the Distribution Agreement (Amendment No. 1) as of December 23, 2004, which waived the exclusivity on the use of Ablatherm related trademarks prior to receipt of the PMA;

WHEREAS, acting upon delegation granted to it by the general meeting of the shareholders of EDAP TMS held on January 29, 2004, the board of directors of EDAP TMS issued, on January 28, 2005, 1,000,000 (one million) warrants (bons de souscription d’actions) divided into seven categories (categories A to G), with each warrant giving its holder the right to subscribe one share of EDAP TMS upon certain conditions (the “Warrants”), including (without limitation):

-
100,000 warrants of category D, which may be exercised as from January 1, 2006 if HT Prostate Therapy Management Company L.L.C. or any other Healthtronics Company purchases from EDAP TMS or its subsidiaries, at least four (4) lithotripters in 2005 (“Warrants D”);

-
100,000 warrants of category E, which may be exercised as from January 1, 2007 if HT Prostate Therapy Management Company L.L.C. or any other Healthtronics Company purchases from EDAP TMS or its subsidiaries, at least four (4) lithotripters in 2006 (“Warrants E”);

-
100,000 warrants of category F, which may be exercised as from January 1, 2008 if HT Prostate Therapy Management Company L.L.C. or any other Healthtronics Company purchases from EDAP TMS or its subsidiaries, at least four (4) lithotripters in 2007 (“Warrants F”).

WHEREAS, given the fact that HT Prostate wishes to focus its efforts on obtaining the PMA for Ablatherm and on developing the HIFU market potential on the US territory, and does not want to pursue the distribution of EDAP's lithotriptors in the US, the Parties wish to amend the terms and conditions of Warrants D, Warrants E and Warrants F as follows:

Article 1

HT Prostate, as sole holder of all Warrants E and Warrants F, hereby definitively and irrevocably waives any and all rights that it may have to exercise, now or in the future, the Category E Warrants and Category F Warrants that were issued to it, and consequently hereby acknowledges and agrees that all Category E and Category F Warrants are thus null and void, which shall be acknowledged by EDAP TMS.

Article 2

The EDAP Parties hereby acknowledge HT Prostate’s definitive and irrevocable waiver of all rights to exercise the Category E and Category F Warrants, and that EDAP TMS will thus declare and acknowledge that such Warrants have become null and void.

Article 3

HT Prostate, as sole holder of all Category D Warrants, and the EDAP Parties agree to amend the conditions upon which Category D Warrants may be exercised as follows:

“Warrants D may be exercised as from January 1, 2006 if, in 2005, HT Prostate Therapy Management Company L.L.C. or any other Healthtronics Company (i) purchases from EDAP TMS or its subsidiaries at least two (2) lithotripters, and (ii) places an irrevocable order to EDAP TMS or its subsidiaries for the purchase of one (1) Ablatherm at a net price equal to USD 490,000” ;

it being specified that such amendment is subject to, and will be effective upon, a decision by the board of directors of EDAP TMS to adopt such amendment.

Article 4

HT Prostate, as sole holder of all Category D, Category E and Category F Warrants, hereby agrees and undertakes to reiterate its decisions contained in Articles 1 to 3 above in separate documents (including minutes or “procès-verbaux”) upon the request of EDAP TMS, as may be appropriate in light of French corporate law requirements and other relevant formalities.

Article 5

5.1
As a result of the foregoing provisions, and subject to the decision by the board of directors of EDAP TMS to adopt the amendment set forth in Article 3 above, the Parties hereby agree to amend the Distribution Agreement as follows, which amendment shall become effective upon adoption of the amendment referred to in Article 3 above:

(a) the minutes of the Board of Directors relating thereto will be attached as a new Exhibit E to the Distribution Agreement.

(b) the following sentence shall be added at the end of Section 12.1(a) of the Distribution Agreement:

“The Warrant Exercise Milestone relating to the Warrants of category D, as set forth in the resolution of the Board of Directors dated January 28, 2005, as per Exhibit A, is amended as reflected in a new resolution of the Board of Directors of the Parent Corporation set forth as Exhibit E. In addition, HT Prostate has waived any and all rights it may have under the 100,000 Category E Warrants and the 100,000 Category F Warrants that it holds, which have become null and void and may no longer be exercised, as is also reflected in a resolution of the Board of Directors of the Parent Corporation set forth in Exhibit E.”

5.2	Except as amended in Article 5.1 above, all of the provisions of the Distribution Agreement remain in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed this Agreement on December 29, 2005.

EDAP TMS S.A. S/ HUGUES DE BANTEL By: Hugues de Bantel Title: Directeur Général	EDAP S.A. S/ HUGUES DE BANTEL By: Hugues de Bantel Title: Président - Directeur Général

TECHNOMED MEDICAL SYSTEMS S.A. S/ HUGUES DE BANTEL By: Hugues de Bantel Title: Président - Directeur Général	HT PROSTATE THERAPY MANAGEMENT LLC S/ CHRISTOPHER SCHNEIDER By: Christopher Schneider Title: President, Medical Devices

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